

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Nikhil Kalghatgi
Principal Executive Officer
Investcorp Acquisition Corp.
Century Yard, Cricket Square
Elgin Avenue
PO Box 1111
George Town
Grand Cayman, Cayman Islands KY1-1102

> **Re: Investcorp Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted on March 24, 2021**
> **CIK No. 0001852889**

Dear Mr. Kalghatgi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on March 24, 2021

Summary, page 2

1. Please substantiate your disclosure that, "India is one of the fastest growing economies of the world and has shown strong resilience to the COVID-19 pandemic, which has impacted all major economies of the world."

Initial Business Combination, page 12

2.   Please clarify your disclosures whether or not you are required to obtain an opinion from an independent investment banking firm if you engage in a business combination with an affiliated entity. For example, on page 9 you indicate that you would obtain an opinion in such a scenario only "if required by applicable law or based upon the determination of our board of directors or a committee," whereas other disclosures imply that you are required to obtain such an opinion anytime a business combination is with an affiliated company.

    You may contact Robert Klein at (202) 551-3847 or Lory Empie at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael J. Blankenship